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Bocadillo Market

Chicago, IL
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Bocadillo Market is seeking investment to complete buildout.
First Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAR
REVIEW SPECIFICS
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OUR MISSION

We are a brand of keepers, tasters, and givers. We own, explore, and share. Our mission is to connect peo
organic experiences. Our vision is to build a diverse community of keepers, tasters, and givers.

Anchored by the bocadillo—a traditional and humble sandwich in Spain.
Typically made with a baguette, olive oil, sheep's milk cheese, and dried-cured meat—our counter service
recipe.
Our shop offers an open kitchen with counter service for a selection of bocadillos, tapas and family style c
This is a preview. It will become public when you start accepting investment.
BUSINESS MODEL

The Bocadillo shop and experience will be a relaxed, but contemporary and trendy open space designed f

We will be adding a newer menu to the city with local and imported good and a selective market product c
in addition to thoughtful playlists, a less conventional shop style stepping away from the Swedish modern
modern aesthetics more prevalent in today's newer businesses.
We are creating a more intimate environment that celebrates natural materials, textures, and product in a
This is a preview. It will become public when you start accepting investment.
THE TEAM
Chef James Martin
Founder and Executive Chef

As a child, Chef James Martin fell in love with the food and culture his family shared during trips to visit rel
Spain as an adult, he was surprised by the similarities between the two cuisines and the wealth of shared
Spain's paella to South Carolina's perloo, Spanish prepared lima beans to country-style lima beans, and S
agriculture and livestock, including varied grains of rice and the introduction of pork. Martin continues to
the cuisine, from the Moorish influence on Spanish agriculture and dishes to the Spanish influence on low
hopes to share a bit of that culinary history with guests through each bite.

Jessica Neal
Creative Director and Owner

Jessica Neal Serving as brand development lead, bringing more than a decade of communications, marke
national advocacy campaigns and a global housewares and furniture retailer.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Working capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,508,800 $1,584,240 $1,663,452 $1,746,625 $1,799,023
Cost of Goods Sold $384,964 $387,295 $389,672 $454,131 $467,754
Gross Profit $1,123,836 $1,196,945 $1,273,780 $1,292,494 $1,331,269

EXPENSES

Rent $75,600 $77,490 $79,427 $81,412 $83,447
Utilities $30,960 $31,960 $32,960 $33,340 $34,173
Salaries $238,908 $245,000 $255,000 $276,564 $284,860

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 0.3%–4.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

No operating history

Bocadillo Market was established in Spring 2021. Accordingly, there are limited financial statements and in
When evaluating this investment opportunity, investors should consider factors outlined in the risk section

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bocadillo Market's fundraising. Howev
additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantee:
a Note is not like that at all. The ability of Bocadillo Market to make the payments you expect, and ultimate
depends on a number of factors, including many beyond our control.

Limited Services

Bocadillo Market operates with a very limited scope, offering only particular services to potential clients, n
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack thes
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with nev
Market competes with many other businesses, both large and small, on the basis of quality, price, location

that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Bocadillo Market might need to raise more capital in the future to fund/expand operations, buy property ar
market its services, pay overhead and general administrative expenses, or a variety of other reasons. Ther
capital will be available when needed, or that it will be available on terms that are not adverse to your inter
is unable to obtain additional funding when needed, it could be forced to delay its business plan or even co

Changes in Economic Conditions Could Hurt Bocadillo Market

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, o
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect Bocadillo Market's financial performance or ab
Bocadillo Market ceases operations due to the foregoing factors, it can not guarantee that it will be able to
revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Boca
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

Bocadillo Market will be required to provide some information to investors for at least 12 months following
is far more limited than the information that would be required of a publicly-reporting company; and Bocad
annual information in certain circumstances.

Uninsured Losses

Although Bocadillo Market will carry some insurance, Bocadillo Market may not carry enough insurance to
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, a
Bocadillo Market could incur an uninsured loss that could damage its business.

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with Bocadillo Market or management), which is responsible for monitoring Bocadillo Market Market will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bocadillo Ma than your initial expectations.

You Do Have a Downside

Conversely, if Bocadillo Market fails to generate enough revenue, you could lose some or all of your money

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bocadillo Market, and the revenue of Bocadillo Marke disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Bocadillo Market to banks, commercial finance len institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp representative will be appointed according to the procedures set forth in the Note Indenture. It's possible or that the representative will do things you believe are wrong or misguided. If an event of default has occ appointed, all of the representative's reasonable expenses must be paid before any further payments are

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